March 29, 2012

Attn: Ms. Tia L. Jenkins
Division of Corporation Finance
U.S. Securities & Exchange Commission
Washington, D.C.
USA 20549

RE:	March 16, 2012 - Letter sent via E-mail
Great Panther Silver Limited
Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 14, 2012
File No. 001-35043

Dear Ms. Jenkins,

          In response to your letter dated March 16, 2012, Great Panther Silver Limited (the “Company”) acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Martin B. Carsky
Martin B. Carsky
Chief Financial Officer
(Principal Financial Officer)

2100 – 1177 West Hastings St., Vancouver, BC, Canada V6E 2K3 | T. 604 608 1766 | F. 604 608 1744
E. info@greatpanther.com | www.greatpanther.com | TSX: GPR | NYSE Amex: GPL